PROXY VOTING POLICY

DESCRIPTION	:	One of the most significant aspects of corporate governance comes in the exercise of voting rights pertaining to Client investments. The proxy vote is an important asset of any portfolio. Guardian has established proxy voting guidelines to ensure that, when Guardian is delegated voting rights by our Clients, as fiduciaries, we exercise such ownership rights with a view to optimizing the long-term value of those investments.
PURPOSE	:	The primary focus of our management of proxy voting is to maximize shareholder value. One of the ways of ensuring that companies focus attention on maximizing value for shareholders is through corporate governance. Well-managed companies, with strong, focused governance processes, generally, produce better long-term investment returns for all investors. Guardian also takes into consideration the investee company’s commitment to sustainable environmental practices, and consideration of social policies that foster the well-being of all stakeholders, when voting proxies.
PRINCIPLE	:	The four key proxy issues identified by Guardian are: Boards of Directors, Executive Compensation, Takeover Protection, and Shareholder Rights (collectively representing key aspects of governance). With regard to issues related to environmental and social responsibility, and other Stakeholder Proposals, Guardian will consider each proposal on its merits, based on both client direction and our aim of maximizing shareholder value. Guardian recognizes the proxy vote as one of the tools to exercise active ownership with respect to environmental, social, and governance (“ESG”) issues. Active ownership is consistent with our fiduciary obligations, and does not require Guardian to become a shareholder activist. Finally, with regard to the appointment of auditors for a corporation, Guardian will generally vote for the issuer’s recommendations, unless we believe that the firm to be appointed lacks, in our judgment, the necessary competence and independence to carry out their duties.

PRACTICE	:

Guardian must establish at account opening whether it has been delegated proxy voting authority.

To assist with the proxy voting process, Guardian subscribes to a proxy consulting service and a proxy voting service. The consulting service provides a professional review of all proxies issued by the companies held within our equity portfolios. The voting service votes proxies as specifically directed by Guardian. Guardian’s portfolio managers are responsible for providing their voting decisions in a timely manner to permit enough time for the completed proxy to be submitted to the issuer prior to the date of the vote.

Guardian will aim to vote all available proxies for each Client. Depending upon the deemed importance of a particular vote, on a best efforts basis, Guardian will recall shares which are out on loan in order to vote their proxies.

There may be limited circumstances where Guardian does not vote on behalf of a Client. If Guardian determines that the costs of voting may exceed the expected benefit to a Client, Guardian may elect not to cast a vote (e.g., voting on a foreign security where translation, due diligence or legal costs exist, or where inadequate information and delays in receiving materials impact the ability to make an informed decision).

Compliance and Operations staff will monitor proxy voting opportunities through the use of the proxy consulting service, and will arrange for the exercise of voting rights. Guardian’s portfolio managers will be advised of the recommendations of both the issuer’s management and the consulting service, and will use these recommendations, in conjunction with their own evaluation, to determine a voting decision that is in the best interest of the Client. Guardian’s portfolio managers will direct Compliance staff to vote against the recommendation of the consulting service only where doing so is considered to be in the best interest of the Client.

Where a conflict, or potential conflict of interest exists between the interest of a Client and the interest of Guardian or a Guardian affiliate or Associate, proxies are voted in accordance with investment considerations and investment merits, without regard to any other business relationship that may exist between Guardian and the portfolio company.

Examples of possible conflicts include:

  voting proxies for all accounts in a certain way to retain or obtain business situations where Guardian manages money for a portfolio company situations where a significant personal relationship exists between a Guardian Associate and a proponent or beneficiary of a proxy proposal

There may be occasions where the applicable portfolio manager determines that the best interest of the Client requires a vote different from the recommendation of the proxy consulting service. On such occasions, the applicable portfolio manager shall document the reasons for the voting decision when instructing the Compliance staff on how to vote the proxy.

Clients may direct Guardian on how to vote on a particular matter. Any such direction will be clearly documented.

Guardian will maintain the following records relating to proxy voting analysis and decisions:

  proxy statements received for Client securities
  records of votes cast on behalf of Clients
  records of Client requests for proxy voting information and the response provided by Guardian documents that record the basis for decisions on voting matters, and any supporting materials

Proxy voting summaries are available to each client upon request. Clients may also obtain a copy of Guardian’s proxy voting policies and procedures upon request.

MONITORING	:	Guardian’s Governance Committee monitors and reviews the results of proxy voting quarterly.